Exhibit 99.1

suzano rT suz SUZBLISTED 83 LISTED NMNYSE ••••••• ••••••• •••••••

Disclaimer This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the implementation of operating and financing strategies and initiatives, including with respect to the integration of Suzano’s operations and expected potential synergies, plans with respect to capital expenditures, and factors or trends affecting financial condition, liquidity or results of operations. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including changes in prices and customer demand for our products, changes in raw material costs, pricing actions by competitors, changes in the rates of exchange of the Brazilian real against the US dollar, and general changes in the economic environment in Brazil, emerging markets or internationally. Such forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to such risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements information, opinions and forward-looking statements contained in this presentation speak only as at the date of this presentation and should thus be considered in the context of the circumstances prevailing at the time. They are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors, and are subject to change without notice. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any information, opinion or forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All information, opinions and forward-looking statements in this communication are qualified in their entirety by this cautionary statement. 2

Agenda 1Corporate Governance 2Commitments to renewing life 3Biodiversity 4Discussion Session 3

Strategviicsion 1 from the forest to the client 2 3 4

Continuously improving on CorpGoorvearntaence 2017 2018 1992 1992 1980 A well-known investment case 5

CorpGoorvearntaence BoD’s Committees: o Statutary Audit Committee (100% independent) o People o Compensation 2019 o Sustainability o Strategy and Innovation o Management and Finance 6

Continuously improving on CorpGoorvearntaence 2019 2020 Board of Directors Members: o 70% independent o 20% women 7

Continuously improving on CorpGoorvearntaence 2019 2020 2021 Governance Policy Improvement in BoD Practices: o Formal responsibility in ESG and Risk Management o Regular assessment of performance o Minimum attendance for all members required

Continuously improving on CorpGoorvearntaence Variable Since 2020... 100% with at least one ESG target Collective Goal: Diversity and Inclusion Individual Goals: Linked to LTG Compensation: (Management) ESG: 10% of short-term variable compensation in 2021 LTG: Long-Term Goals

Progress in Transparency and Accountability Annual Report third-party audited by Bureau Veritas 2019 2020 GRI 187 241 SASB 23 46 Stakeholder capitalism metrics 62 100 Climate change 37 122 Additional Indicators 52 92 251439 ¹ The amounts are not cumulative, as a single indicator may meet different guidelines. New guidelines Click here to access our Indicators Center Also Position Papers publicly available

TCFD recommendations 22501%9 Source: Compliance analysis using the criteria of the Recommendations Maturity Map of Accounting for Sustainability. Click here to access.

TCFD recommendations 52002%0 Source: Compliance analysis using the criteria of the Recommendations Maturity Map of Accounting for Sustainability. Click here to access.

TCFD recommendations 67% 63% Governance 68% Strategy 75% Metrics and Targets 75% Risk Management Source: Compliance analysis using the criteria of the Recommendations Maturity Map of Accounting for Sustainability. Click here to access. 13

Ongoing action plan targeting ESG Rankings Top 3 improvements Current scores:DJSI Emerging Markets Eco-efficiency (Score: 71)Low RiskBBBB 2021 cycle Biodiversity Risk Management Source: Suzano 14

Commitments to renewing life Long Term Goals Climate Change Plastic SusbstitutionWaste PlanetPeople Poverty WaterEnergyBiodiversity Education Diversity & inclusion 15

Commitments to renewing life Long Term Goals First, the commitment to our... People Poverty Education Diversity & inclusion ClimatePlastic ChangeSusbstitutionWaste Planet WaterEnergyBiodiversity 16

Commitments to renewing life Long Term Goals First, the commitment to our... People Diversity & inclusion ClimatePlastic ChangeSusbstitutionWastePoverty Planet WaterEnergyBiodiversityEducation 17

Promote Diversity & Inclusion

2020 highlights:

Women: working to a greater maturity in the organization.

Black people: learning to guide sustained progress.

LGBTI+ and People with disabilities: new methodology with a broader scope for measuring the inclusive environment.

Note: we refer to the terms used officially in the Brazilian census and the UN

Women in positions of leadership[1]


16%
19%
30%
2019 Baseline
2020
2025 Goal

Black people in positions of leadership[2]


22%
21%
30%
2019 Baseline
2020
2025 Goal

Inclusive environment for LGBTI+


60%
92%
100%
2019 Old Baseline
2020 New Baseline3
2025 Goal

Inclusive environment for **People with disabilities**


82%
92%
100%
2019 Old Baseline
2020 New Baseline3
2025 Goal

[1, 2] Positions of leadership include department managers, executive managers, directors and executive directors.

[3] In 2020, we adopted a new research methodology for measuring the inclusive environment that broadened the range. As a result, we have set a new baseline, more closely aligned with our goal.

Impacts

Business

- Potential of human capital
- Attracting and retaining talent

Society

- Professional education and development
- Promotion of gender equality
- Inclusion of minorities in the labor market

18

Promote Diversity & Inclusion Pillars of activity Attraction and Hiring Short list for internal and external processes: 50% women and/or black people Development and culture Career acceleration and mentoring for women and black people Inclusive literacy for senior management Adaptation of processes, language and infrastructure to promote inclusion Commitment and Governance RepresentativenessCulture +200 Each group is sponsored by an Executive Director 19

Commitments to renewing life Long Term Goals Now, broadening to our commitment to reducing inequality where we operate People Poverty ClimatePlastic ChangeSusbstitutionWaste Planet WaterEnergyBiodiversityEducationDiversity & inclusion 20

People lifted out of poverty Fight inequality 200,000 Impacts Risk mitigation 0 2,285 2019 Baseline 2020 2030 Goal 2020 highlights Main social programs: Program for Rural territorial Development, Beehives Program and Sustainable Extractivism How we are moving forward Implementing the Resilient Diversification of the supply chain Credibility and legitimacy Sharing value Society Diversification of economic vocation Income generation and diversification 10,181 families benefited in 2020 R$ 47 million in total income generated in 2020 Mitigation of the economic and social impacts of Covid-19 Territories strategy Introducing the Suzano Multidimensional Poverty Index (IPM) Income Education Health Housing and basic services Employment and social safety net Environment Digital inclusion and social connection Public education Setting up networks and partnerships to favor resilient areas 21

Fight inequality

Resilient Territories

Connect arrangements of economic and educational development:


Developed together with stakeholders
01
Territorial Innovation Laboratories
02
Communication
03
Management of the Multidimensional Poverty Index
04
Education
05
Strengthening of the Social Fabric
06
Income Generation and Diversification
07
Relations with Traditional Communities


IMPLEMENTATION
GROWTH
MATURITY
~15 thousand people
~50 thousand people
~135 thousand people
2020 - 2022
2023 - 2026
2026 - 2030

* The performance target reflects the current Suzano outlook, which is subject to change, according to the socioeconomic situation of the places involved.

22

Commitments to renewing life Long Term Goals Climate Change Plastic SusbstitutionWaste Planet As a global player, Suzano is committed to contributing to a low carbon economy… Poverty EducationDiversity & inclusion 23

Commitments to renewing life Long Term Goals Climate Change Plastic Susbstitution Planet As a global player, Suzano is committed to contributing to a low carbon economy… WastePoverty WaterEnergyBiodiversityEducationDiversity & inclusion 24

Supply renewable products...

Products offered (million tonnes)

2019 Baseline	2020	2030 Goal
0	~0	10

Highlights 2020

PAPER AND PACKAGING

- **Fossil to paper:** co-development with brand owners



Mimmo
loop

BIO BUSINESSES

- **Bio-oil:** initiative ongoing with major O&G companies
- **Lignin:** commercial sales initiated
- **Textile:** Spinnova JV project under construction

IPO Spinnova
€275 million



suzano
Bio-oil

Impacts

Business

- ↑ Addressable market
- ↑ Entry into higher value-added markets
- ↑ Diversification of cash flow

Society

- ↑ Renewable product options
- ↑ Pressure on natural resources
- ↑ Net CO2 emissions and low carbon economy

25

...through scalable solutions Potential Addressable Market: US$ 50 bn /year Top markets of our biostrategy: Wave 1 2020-2024 Wave 2 2025-2026 Wave 3 2027-2030 Packaging and paper products Textile (MFC/DWP) Small scale 5-10x scale Large scale Process development Application development Up to 200k tonnes Process consolidation Market consolidation Up to 1.2M tonnes Operational optimization Business consolidation 10M tonnes BiomaterialsBiofuels and biochemicals Market Diversification Note: expected volumes and milestones should be seen as indicative, since project approvals are subject to high volatile technology and market developments. | Waves 1,2 and 3 figures represent cumulative targets 26

Reducing carbon emissions… …is necessary and urgent 27

12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

TCFD SASB suzano

Climate mitigation

2020 highlights

- Improved efficiency of industrial operations (~77% of emissions are Scope 1 and 2)
- Increased pulp production
- Energy matrix:
  - 87% from renewable sources
  - Natural gas accounts for 70% of the fossil fuel emissions.

Emissions - Scopes 1 and 2 – (tCO_2/t)



0.2133
0.1929
0.1813
Baseline 2015
2020
2030

How we are moving forward

Implementing of **efficiency projects**:

Industrial

- Replacement of natural gas with biomass in the boilers
- Gasification of biomass

Forest logistics

- Optimization of routes using artificial intelligence
- Increased use of the six trailer road train
- Use of electric trucks

Impacts

Business

- ↑ Operational efficiency
- ↑ Carbon credits

Society

- ↑ Economy that is resilient to climate change and low carbon
- ↓ Intensity of GHG emissions
- ↓ Consumption of fossil fuels

28

Suzano is already well below Carbon intensity: tonnes of CO2 per tonne of pulp, paper and paperboard Mondi IP Scenarios 0.64 2 degrees scenario UPM CMPC Stora Enso 0.19 0.48 0.37 0.27 0.21 0.19 0.18 Paris Pledges 2 degrees Below 2 degrees 0.41 0.35 2015201620172018201920202021202220232024202520262027202820292030 *Source: Transition Pathway Initiative (TPI) 29

But the nature of our business allows us to go further, being even more climate positive 30

2020 Results (Million tCO2eq) 40.0 Capturing more carbon 18.98 3.78 Scope 1: 2.16 Scope 2: 0.06 Scope 3: 1.56 15.2 Impacts 2020 highlights Increase in the forestry base and higher productivity Favorable climate in the North and Northeast RemovalEmissions2020 Net Results2030 Goal How we are moving forward Carbon credits Opportunities in the forestry area (eucalyptus and native species) and energy efficiency Projects already identified with the potential to generate 22 million tCO2eq in carbon credits Negotiations in course with potential buyers (off-takers) Business Forest productivity Expansion of the forestry base Carbon credits Society Holding back the advance of climate change Physical risks (extremes and gradual changes) 31

Forestry base ~40% of total area devoted to conservation through mosaics landscape (1.0 MM hectares) 100%constantly monitored Sustainable Forest Management Model All Suzano industrial units are certified: Forest Stewardship Council® (FSC®)¹ and/or CERFLOR® / PEFC Committed to zero deforestation Operations only on already anthropized areas Wood purchase policy and forest management plans 100% chain of custody certification 100% traceability: sourcing and supply of wood New position paper available on our website Aiming for biodiversity maintenance / enrichment, soil conservation, carbon sequestration and stock, etc. Committed to responsible water use ¹ License code FSC-C010014 32

Eucalyptus Water Use Efficiency & Water Our Eucalyptus Atlantic Forest Cerrado (Brazilian Savanna) Maize 0.4 1.3 1.2 2.5 Wood (m3 / Kg) partnerships Soybean 1.7 Public Source: Novais (1996), Atlas da Água (2005), Waterfootprint (2021) 33

Eucalyptus & Water 2) The water use by Eucalyptus plantations is similar to native forests Available Soil Water (mm) 240 Tropical Forest Eucalyptus 200 160 120 80 40 0 Nov-99 Feb-00 May-00 Aug-00 Nov-00 Feb-01 May-01 Aug-01 Nov-01 Feb-02 Public Source: Almeida, A.C. & Soares, J.V., 2003 34

Eucalyptus & Water A pioneering target on land use We are committed to keep on searching for improvements to optimize the use of natural resources. LTG: we will increase water supply in environmentally sensitive areas (6% of our planted areas) Eucalyptus and Natural Forests mosaic model promotes water regulation and conservation Forest Management Practices Diversify ages (mosaics) Adequate planting density Forest restoration Optimize forest cycle Crop livestock forestry integrated system LTG: Long Term Goal 35

Our sustainability agenda is always moving forward 36

Commitment to Biodiversity 37

Commitment Connect five hundred thousand hectares of priority areas for biodiversity conservation in the Cerrado (Brazilian Savanna), Atlantic Forest and the Amazon, by 2030. 38

Discussion Session 39

Thank You.